Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

Description of Class A Common Stock

Overview

As of May 1, 2019, Fred’s, Inc. (the “Company,” “us” or “our”) had 60,000,000 authorized shares of Class A Common Stock, no par value per share (the “Class A Common Stock”), of which 35,128,881 shares are issued and outstanding.

Voting Rights

Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders of the Company. The holders of Class A Common Stock do not have cumulative voting rights.

Board of Directors

The Company is controlled by a board of directors (the “Board”), which is elected by a plurality vote of the holders of Class A Common Stock assuming no preferred stock is outstanding. Any vacancies in the Board and any newly created directorships may be filled only by a majority vote of the directors then in office. The number of directors serving on the Board may be changed by a resolution adopted by the affirmative vote of a majority of the directors then in office, but in any event, the Board shall be comprised of at least three directors. Each director shall serve until the annual meeting following his election or appointment or until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

Dividend Rights

Holders of Class A Common Stock are entitled to receive dividends ratably if, as and when dividends are declared from time to time by our Board out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any.  Under the Company’s current Amended and Restated Bylaws, when and if the Board declares dividends, they will be quarterly and payable in cash on the last day of September, December, March and June in each year.

Liquidation Rights

Upon a liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

Conversion Rights

The holders of Class A Common Stock have no conversion rights.

Sinking Fund Provisions

There are no sinking fund provisions applicable to our Class A Common Stock.

Redemption Provisions

There are no redemption provisions applicable to our Class A Common Stock.

Preemption Rights

The holders of Class A Common Stock have no preemptive rights.

Liability to Further Calls or to Assessments

The Class A Common Stock are not subject to liability for further calls or to assessments by the Company.

Listing

Our Class A Common Stock is listed on the NASDAQ Global Select Market under the ticker symbol “FRED.”

Certain Anti-Takeover Matters

Our restated charter and amended and restated bylaws, as well as the Tennessee Business Corporation Act, contain certain provisions designed to enhance the ability of the Board to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board (including takeovers which certain shareholders may deem to be in their best interest). In particular, the authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company’s management.

Description of Rights under the Right Agreement

Overview

On June 27, 2017, the Board declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of Class A Common Stock. The dividend was paid to the shareholders of record at the close of business on July 7, 2017 (the “Record Date”). Each Right entitled the holder, subject to the terms of the Rights Agreement dated as of June 27, 2017 (as amended on September 18, 2017, the “Rights Agreement”) between the Company and American Stock & Trust Company, LLC, as Rights Agent, to purchase from the Company one one-thousandth of a share of the Company’s Series C Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $35.00 (the “Exercise Price”), subject to certain adjustments. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

As of May 1, 2019, there were 35,128,881 Rights outstanding.

Distribution Date; Transfer of Rights

Until the earlier to occur of (i) the close of business on the 10th business day after a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 4.9% or more of the outstanding shares of Class A Common Stock and (ii) the close of business on the 10th business day after the commencement by any person of, or of the first public announcement of the intention of any Person to commence, a tender or exchange offer the consummation of which would result in such Person becoming the Beneficial Owner of 4.9% or more of the outstanding shares of Class A Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights are evidenced, with respect to any of the Class A Common Stock certificates (or book entry shares) outstanding as of the Record Date, by such Class A Common Stock certificate (or book entry shares) together with the Summary of Rights (as defined in the Rights Agreement).

The Rights Agreement provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights can be transferred with and only with the Class A Common Stock. Until the Distribution Date (or earlier expiration or redemption of the Rights), new Class A Common Stock certificates issued after the Record Date upon transfer or new issuances of Class A Common Stock will contain a legend incorporating the Rights Agreement by reference, and notice of such legend will be furnished to holders of book entry shares. Until the Distribution Date (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates for shares of Class A Common Stock (or book entry shares of Class A Common Stock) outstanding as of the Record Date, even without such legend or a copy of the Summary of Rights, also constitutes the transfer of the Rights associated with the shares of Class A Common Stock represented by such certificate or registered in book entry form. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Class A Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the earliest of (i) the close of business on September 18, 2020 (the “Final Expiration Date”); (ii) the time at which the Rights are redeemed pursuant to Section 23 of the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to Section 24 of the Rights Agreement; (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13(f) of the Rights Agreement at which time the Rights are terminated; and (v) the close of business on the first day that the Board determines that this agreement is no longer necessary or desirable for the preservation of the Company’s net operating losses.

Adjustments to Exercise Price

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Class A Common Stock payable in shares of Class A Common Stock or subdivisions, consolidations or combinations of the Class A Common Stock occurring, in any such case, prior to the Distribution Date.

Exchange and Redemption of Rights

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Class A Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (i) $1,000.00 per share (plus any accrued but unpaid dividends), and (ii) an amount equal to 1,000 times the payment made per share of Class A Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Class A Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Class A Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Class A Common Stock. These rights are protected by customary anti-dilution provisions.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Class A Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring

Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Class A Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for shares of Class A Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Class A Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.  No fractional shares of Preferred Stock or Class A Common Stock will be issued (other than fractions of shares of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Class A Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Class A Common Stock or such other form of consideration as the Board shall determine.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments to Terms of the Rights

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

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